May 18, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Amanda Ravitz
Fax: 703-813-6967

Re:	CDF Funding, Inc. Amendment No. 2 to Registration Statement on Form S-3 Filed March 30, 2010 File No. 333-158937
Dear Ms. Ravitz:
     On behalf of CDF Funding, Inc. (the “Registrant”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 2:00 p.m. (Eastern time) on May 21, 2010 or as soon thereafter as practicable.
     The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Very truly yours, CDF FUNDING, INC.
/s/ John E. Peak
John E. Peak
Vice President of CDF Funding, Inc.